Centerstone Investors Trust

135 5th Avenue

New York, New York 10010

April 19, 2016

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa Larkin

Re:      ACCELERATION OF EFFECTIVENESS REQUEST

Centerstone Investors Trust (the “Trust”)

Registration File Numbers: 333-208987, 811-23128

Centerstone Investors Fund (S000053249) and Centerstone International Fund (S000053248) (the “Funds”)

Dear Ms. Larkin:

On behalf of the Trust, we hereby request acceleration of the registration statement that was filed on April 18, 2016 on Form N-1A (SEC Accession No. 0001580642-16-008135) under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 1 (the “Amendment”), and the Investment Company Act of 1940, as amended (the “1940 Act”), so the registration statement on Form N-1A would be declared effective on April 22, 2016. Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Funds’ principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Friday, April 22, 2016 or as soon as practicable thereafter.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By:       /s/ Abhay Deshpande

Abhay Deshpande

President

Centerstone Investors Trust

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

April 19, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Centerstone Investors Trust:

Centerstone Investors Fund and Centerstone International Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the Centerstone Investors Fund and Centerstone International Fund (the “Funds”), each a series of Centerstone Investors Trust, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on April 18, 2016, be accelerated to Friday, April 22, 2016 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/ Brian Nielsen

Brian Nielsen

Chief Executive Officer

17605 Wright Street

Omaha, NE 68130